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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


BEHIND THE GARAGE DOORS
A WEEK IN THE LIFE OF THE INTEGRATION OFFICE

By John Pollack and Michael Lynberg

In the RULES OF THE GARAGE poster, light shines from behind closed doors as inventors burn the midnight oil to build a great company. For members of the post-merger integration team, laboring behind closed doors -- in what is known as the "clean room" -- that nostalgic image isn't far from reality.

"We've done more in a short amount of time than any of us individually thought possible, and that's extremely motivating," says HP IT integration lead Pete Karolczak, who has been working behind the scenes to invent the new, post-merger Hewlett-Packard. "It's been rewarding to look in the mirror and see how we can be better."

By necessity, planners from HP and Compaq are both looking at ways they can do better, together. With a shareowner vote scheduled for HP shareowners on March 19 and Compaq shareowners on March 20, members of the integration team have been tackling myriad details necessary for a smooth transition starting Day One, from e-mail to e-commerce to emerging technology.

WORKING QUICKLY

The issues involved in a merger of this size are many and complex. Anticipating the Olympian challenge this posed, the Integration Office met last year with leaders at other companies who had executed big, successful mergers, and developed a close working relationship with knowledgeable consultants to develop an action plan.

According to Central Program Management Office (CPMO) leader Barbara Braun, the team asked, "How do we set up a process and ensure that everything flows fast, efficiently and in real time? How do we maintain a really aggressive schedule?"

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From its research, the integration team distilled nine basic principles to help them navigate what the HARVARD BUSINESS REVIEW described as the "often uncharted territory that the two organizations must cross before they can function as one." Chief among these guiding principles are:

o    Make all decisions with customers in mind.

o    Make decisions as quickly as possible and do not revisit them.

o Adopt and go; pick the best of what already exists in the two companies, rather than try to create something from scratch.

o Maintain a strong, central process linked to the new company's executive committee.

These principles "help us move quickly and stay on track," says Braun. To facilitate even faster progress, the CPMO also implemented a capability called the DECISION ACCELERATOR, via a partnership between PPO's BITS organization and Deloitte Consulting. "In essence, it's an approach to drive teams to decisions that stick," says Jim Arena, program manager with the central program management office. "We've learned that if decisions get put off, and if you don't get closure along the way, it kills any sense of momentum."

Team members also do their best to ignore outside distractions such as dueling ad campaigns and news reports on merger-related controversy. "It's remarkable how resilient we can be to these outside factors," Pete Karolczak says. "We focus on what we need to get done."

WHEN TO WORK ALONE, TOGETHER

Led by 32-year HP veteran Webb McKinney, the Integration Office is composed of 15-plus post-merger integration (PMI) teams. These teams represent the main business units of the new combined company -- Imaging and Printing Systems, Personal Systems, Enterprise Systems and Services -- and a variety of horizontal business functions including human resources, finance, real estate, supply chain, information technology and brand integration. Also included are program specific teams such as Value Capture, Shared Go-to-Market, and Organizational Design, which span both business and horizontal process/function work.

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The Value Capture team is partnering with all of the four businesses, as well as all of the horizontal function teams for the new company to map out the financial goals for the merged entity. This work includes identifying how the new HP will make the most of new resources, and best achieve a projected $2.5 billion in annual savings.

The Shared Go-to-Market team is working to ensure the new HP offers the best total customer experience across all of our business groups.

Members of the Organizational Design team are focusing on issues such as reporting relationships, U.S. and international structures, as well as building a culture that will contribute to the new company's success.

Together, these teams are developing coordinated, short- and long-term plans. Every week, they coordinate and report their progress to the CPMO, as well as to the PMI leads who meet every Wednesday.

Members of the CPMO manage the overall integration on a day-to-day basis. "Through professional and expert facilitation, the CPMO makes sure that the teams stay on track," says John Bender, program manager for the central program management office. "We help people focus on the issues that need to be decided now, which ones need to go to a higher level for ratification, and which ones can be resolved later."

Every Wednesday, McKinney and Jeff Clarke, Compaq's chief financial officer and co-lead for integration effort planning, meet with all of the PMI leads to understand team progress and resolve issues. On Thursdays, McKinney and Clarke summarize the week's progress and tee up issues needing an immediate decision by the steering committee, which includes Carly Fiorina, Michael Capellas, Bob Wayman and Susan Bowick.

Such a process requires both a great deal of independence among teams and their members, as well as careful coordination. But week by week, the teams are making steady progress, even when confronting serious differences. "Differences," said Pete Karolczak, "simply mean you have to navigate differently to get the work done."

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MAKING A CONTRIBUTION

Judy Ash, a 13-year HP employee, looks at her work with the Integration Office as an opportunity to contribute to the company's future in a significant way.

"I'm energized. I'm contributing to something that is material to our business, and there's great value for HP," Ash said. "This opportunity is so big for the company that I'm proud to be a part of it."

Pete Karolczak also noted that the merger work can be something of a roller coaster, even for the families of those involved. "It's always a little bit exciting, a little bit frightening and a little bit exhausting."

But nobody's complaining -- there is too much at stake, and the pace of work will only increase as the shareowner vote draws near. Forging ahead, the integration team is doing everything possible to make the coming transition a seamless one for customer and company alike. Just ask, and they'll tell you they are reinventing HP for the 21st century. And they can't wait to fling open those garage doors.

                                    * * * * *

WEEKLY MEETING SCHEDULE OF INTEGRATION TEAM

MONDAY:

PMI PROGRAM MANAGERS REPORT OUT TO CENTRAL PROGRAM MANAGEMENT OFFICE

Project Managers from each of the 15-plus post-merger integration (PMI) teams provide status reports to the Central Program Management Office (CPMO). These half-hour-long meetings detail the team's accomplishments for the previous week (which are coded green), as well as those items that are presenting a challenge (yellow) and those that need special attention (red).

"Team by team, we get detailed reports regarding how individual teams are progressing and what key issues need to be resolved," said program manager John Bender.

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TUESDAY:

ISSUES RAISED ON MONDAY ARE ADDRESSED AND RESOLVED IF POSSIBLE

The Central Program Management Office (CPMO) facilitates work necessary to handle the urgent, "red" issues and the most pressing "yellow" issues. This work continues throughout the week.

WEDNESDAY:

PMI LEADERS FROM HP AND COMPAQ MEET TO ADDRESS ANY ISSUES NOT RESOLVED ON
TUESDAY

Leaders from the 15-plus post-merger integration (PMI) teams meet. Each team is represented by both HP and Compaq leads. Webb McKinney and Jeff Clarke make sure issues not resolved on Tuesday get resolved in this forum. Concerns that require special attention are then logged for discussion and resolution in the steering committee on Thursday.

THURSDAY:

WEBB AND JEFF MEET WITH MICHAEL, CARLY AND OTHER MEMBERS OF THE STEERING COMMITTEE TO RESOLVE ANY OUTSTANDING ISSUES

Webb McKinney and Jeff Clarke review team progress with members of the Steering Committee, which includes Carly Fiorina, Michael Capellas, Bob Wayman and Susan Bowick.

"That's where the big issues are decided," said Barbara Braun. "Things like strategy, brand, organizational design, value capture and synergies, as well as product road maps."

FRIDAY:

PMI TEAMS PREPARE REPORT CARDS AND STATUS REPORTS FOR FOLLOWING MONDAY REPORT
OUT

PMI leads and program managers from each of the 15-plus PMI teams prepare for the weekly "report card" meeting the next Monday, and the cycle begins again.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.